Waste2Energy Holdings, Inc.
1 Chick Springs Road, Suite 218
Greenville, SC 29609

October 19, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Ta Tanisha Meadows, Staff Accountant

Re:	Waste2EnergyHoldings, Inc. Item 4.01 Form 8-K Filed September 9, 2009 (File No. 333-151108)

Ladies and Gentlemen:

In connection with  the response of Waste2Energy Holdings, Inc. (the “Company”) to the comments of the reviewing Staff of the Commission as  set  forth  in  a  comment  letter  dated September 10, 2009 relating to the Item 4.01 Form 8-K of the Company filed September 9, 2009, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By:	/s/ Craig Brown
Craig Brown
Chief Financial Officer